ORBITAL SHARE PURCHASE PLAN

PERTH, AUSTRALIA: Orbital Corporation Limited is pleased to announce the successful completion of its underwritten Share Purchase Plan (SPP) announced on 14 November 2006.

Valid shareholder acceptances are still being finalised, however it is clear that the SPP has been very well supported and will be over-subscribed. It is expected that the SPP will raise approximately $5.2m, at an issue price of A$0.15 per share.

The Directors have determined that the over-subscriptions will be accepted and accordingly, shareholders who participated in the SPP will receive the full number of shares for which they validly applied.

The proceeds of the SPP, together with the recent capital raising of A$4.0m provide Orbital with approximately $8.8m (net of expenses) which will be used for additional working capital purposes and to pro-actively pursue growth opportunities.

Orbital CEO, Dr. Rod Houston said The overall level of support for both the placement and the SPP offer has been strong. I would like to thank the shareholders for their support which will provide a good foundation for pursuing growth opportunities.

The SPP shares are expected to be issued on or about 21 December 2006, with quotation on the ASX shortly thereafter.

ENDS

Orbital is an international developer of engine and related technologies, providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains. Orbital provides its customers with leading edge, world class, engineering expertise. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTLY).